P.E. 2/1/02

02013858

FORM 6-K

RECD S.E.C.
FEB 8 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15238

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

For the month of February 2002.
Total number of pages: 28.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant's name into English)

10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Information furnished on this form:

EXHIBITS

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2001
(FROM APRIL 1, 2001 TO DECEMBER 31, 2001)
CONSOLIDATED

Released on February 6, 2002

NIDEC CORPORATION

Date of Board of Directors' meeting for interim financial results: February 6, 2002

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance

(1) Selected Consolidated Financial Performance (from October 1, 2001 to December 31, 2001)

(Japanese GAAP / Unaudited)

	Japanese yen (Millions except per share amounts)		
	Three months ended December 31,		Percent change
	2001	2000	
Net sales	¥70,705	¥76,345	92.6%
Operating income	4,262	5,463	78.0%
Recurring profit	6,349	6,351	100.0%
Net income before income taxes	4,047	6,920	58.5%
Net income	2,878	3,531	81.5%
Net income per share (non-diluted)	45.29	55.64	81.4%
Average number of shares issued and outstanding	63,556,714	63,473,218	

(2) Selected Consolidated Financial Performance (from April 1, 2001 to December 31, 2001)

(Japanese GAAP / Unaudited)

	Japanese yen (Millions except per share amounts)		
	Nine months ended December 31,		Percent change
	2001	2000	
Net sales	¥205,880	¥174,525	118.0%
Operating income	10,453	12,370	84.5%
Recurring profit	11,390	12,936	88.0%
Net income before income taxes	6,899	12,551	55.0%
Net income	3,892	7,102	54.8%
Net income per share (non-diluted)	61.24	118.49	51.7%
Average number of shares issued and outstanding	63,553,404	59,944,024	

(3) Consolidated Financial Position

	December 31,		March 31,
	2001	2000	2001
Total assets	¥291,086	¥307,047	¥305,677
Shareholders' equity	85,724	78,399	82,175
Shareholders' equity to total assets	29.5%	25.5%	26.9%
Shareholders' equity per share	¥1,348.75	¥1,235.14	¥1,293.10

Note:

Number of shares issued and outstanding (consolidated):

63,558,906 shares at December 31, 2001

63,474,286 shares at December 31, 2000

63,549,001 shares at March 31, 2001

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 48

Number of affiliates accounted for by the equity method: 5

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 3

Number of companies excluded from consolidation: 3

Number of companies newly accounted for by the equity method: 1

Number of companies excluded from accounting by the equity method: 1

2. BUSINESS RESULTS

Consolidated Results

Total consolidated net sales for the three-month period ended December 31, 2001 amounted to ¥70,705 million, a 7.4% or approximately ¥5,600 million decrease from the same period of the previous year. As the scope of major consolidated companies has not changed since the three-month period ended December 31, 2000, it is possible to compare the financial results of this quarter and the same period of the previous year. Although net sales of motors during the three months ended December 31, 2001 has increased substantially compared with same period of the previous year, net sales of machinery and power supplies and other equipment and related components have significantly decreased due to deterioration in the equipment related investment market. Although the motor business, including mid-size motors, reached a record high with an increase of ¥7,105 million, or approximately 16%, over the three months ended December 31, 2000, net sales of machinery and power supplies and products in the other segments declined ¥12,744 million, or approximately 39%, compared with the same period of the previous year. The decrease in net sales of machinery and power supplies and products in the other segment offset the increase in net sales of the motor business.

Net sales of small precision motors amounted to ¥42,538 million, an approximately 20.5% increase over the three months ended December 31, 2000. The increase in unit sales of HDD spindle motors was approximately 12%, and net sales significantly increased more than 29% compared with the same period of the previous year. The primary reasons for this increase were the approximately 12.5% depreciation of the Yen against the U.S. dollar and the expansion of unit sales of HDD spindle motors with fluid dynamic bearings (FDB), the average price of which is higher than those with conventional ball bearings. During the third quarter ended December 31, 2001, the average price of HDD spindle motors measured in Japanese yen increased approximately 15.8%. The increase primary results from the approximately 3% increase in the average price based on U.S. dollars and the effect of the approximately 12.5% yen depreciation against the U.S. dollar. Net sales of HDD spindle motors with fluid dynamic bearings accounted for approximately 35% of total sales of HDD spindle motors for the three months ended December 31, 2001. Net sales of other DC motors increased approximately 15%, and also unit sales increased approximately 32% compared with the same period of the previous year. This increase results from the approximate 38% increase in sales quantities of DC motors used in DVD drives, CD-R drives and CD-Read/Write drives, and an increase of approximately 26% in net sales compared with the same period of the previous year. Net sales of fan motors increased approximately 14.3% compared with the same period of the previous year due to additional demand into new markets. This is mainly due to increased demand for new products such as fan motors for game consoles and MPUs.

Net sales of mid-size motors slightly decreased by approximately 1.4% to ¥8,359 million compared with same period of the previous year. Although net sales of motors for automobiles increased approximately ¥1,500 million, the decrease of Nidec Power Motor's industrial equipment motors caused overall sales to remain flat.

Net sales of machinery and power supplies decreased 53%, or approximately ¥7,960 million, compared with same period of the previous year, to ¥7,023 million. As for this business segment, the sharp drop of investment demand for semiconductor machinery, manufacturing equipment for electronic components, and other general machinery and equipment within Japan and overseas had a major negative impact on net sales of our affiliated companies. In addition to withdrawing from the domestic power supply business, as a result of sluggish investing activities, the net sales of our power supply business in the United States decreased by over 80% compared with the same period of the previous year.

Net sales of products in the other segment amounted to ¥12,785 million, which represents a decline by approximately 27%, or ¥4,790 million, compared with the three-month period ended December 31, 2000. The decline was lower than that of the machinery and power supplies segment due to different performance by each product. Compared with same period of the previous year, Nidec Singapore's pivot assemblies declined slightly while Nidec Copal Electronic's various electronic components declined by over 25%, Nidec Tosok's automobile parts declined by about 12% and Nidec Copal's precision components declined by approximately 40%.

Operating income for this quarter decreased approximately ¥1,200 million, or 22%, compared with same period of the previous year, to ¥4,262 million, reflecting the same decline as net sales. In spite of the fact that the small precision motors segment achieved an approximately 43%, or ¥1,388 million, increase from the same period of the previous year, to ¥4,605 million, on the other hand, both the machinery and power supplies and other segments deteriorated substantially. Operating income of the small precision motors business reached a record high with an increase of 30%, or approximately ¥1,052 million, compared with previous the quarter ended September 30, 2001. During this quarter amortization of consolidation difference had increased by ¥210 million compared with the same period of the previous year and amounted to approximately ¥940 million. Without deducting of this amortization, operating income would have been ¥5,204 million.

The following summarizes the primary elements that contributed to an approximately ¥1,200 million decline in operating income during the three months ended December 31, 2001.

1. Increase in R&D and production start up costs for FDB motors and mid-size motors used in automobiles: (¥30) million
2. Increase in amortization of consolidation differences: (¥210) million
3. Decrease in production and sales of power supplies: (¥170) million
4. Decrease in production and sales of machinery and components:(¥2,900) million (including products by Nidec Copal, Nidec Copal Electronics, Nidec Tosok, Nidec Shimpo, Nidec-Read, Nidec Kyori and Nidec Nemicon)
5. Positive effects of a weak yen: ¥570 million
6. Increase in production and sales of motors: ¥1,540 million
   Total (¥1,200) million

Recurring profit remained relatively flat at ¥6,349 million compared with the same period of the previous year. This was the result of gains in other income offsetting the ¥1,200 million decrease in operating income. The increases in other income was due to approximately ¥1,070 million in foreign exchange gain. Recurring profit before amortization of consolidation differences increased by approximately ¥210 million to ¥7,291 million as compared with the same period of the previous year.

Net income decreased by approximately ¥653 million, or 18.5%, to ¥2,878 million as compared with the same period of the previous year. Net income before amortization of consolidation differences decreased by ¥440 million, or 10.3%, to approximately ¥3,819 million as compared with ¥4,259 million during the same period of the previous year.

Although income before income tax decreased by approximately ¥2,870 million due to an increase in extraordinary loss as compared with the same period of the previous year, net income decreased by ¥650 million due to an approximately ¥1,300 million reduction in tax payments and an approximately ¥900 million decrease in income from minority interest. We also incurred devaluation losses from investment securities (mainly from shares of banks) of approximately ¥1,600 million during third quarter of this year which was not offset by any gain from derivatives. We recognized gain from derivatives of approximately ¥1,300 million during the same period of the previous year. The decrease in tax payments was due to the expansion of profits at our overseas' subsidiaries and decreased income at our Japanese subsidiaries (which are subject to higher tax rates).

Forward Looking Statements:

This presentation, and the answers to your questions, will contain forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor, system equipment and other motor, machinery and components industries, projected sales, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the above-mentioned industries; pricing trends and other competitive factors; changes in customer order patterns; success in new product development including fluid dynamic bearing motors; successful development and sale of mid-size motors for power steering; business conditions and growth in the above-mentioned industries and the personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

3. CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets

	Japanese yen (Millions)						
	December 31 2001		December 31 2000		Amount change	September 30 2001	
	Amount	%	Amount	%		Amount	%
Current assets:							
Cash and bank deposits	¥43,594		¥46,048		(¥2,454)	¥38,131	
Notes and accounts receivable	76, 600		82,260		(5,660)	77,658	
Marketable securities	660		7,019		(6,359)	2,433	
Inventories	28,115		38,583		(10,468)	29,070	
Deferred income taxes	1,725		2,259		(534)	2,103	
Other current assets	7,088		8,211		(1,123)	5,710	
Allowance for doubtful accounts	(424)		(617)		193	(360)	
Total current assets	157,360	54.1	183,765	59.8	(26,405)	154,747	54.6
Fixed assets:							
Tangible assets	105,306	36.2	91,546	29.8	13,760	98,903	34.9
Buildings and structures	29,359		28,317		1,042	28,556	
Machinery and vehicles	31,897		24,998		6,899	29,612	
Tools, furniture and fixtures	10,726		7,448		3,278	9,093	
Land	26,691		26,668		23	26,585	
Construction in progress	6,631		4,114		2,517	5,055	
Intangible assets	13,222	4.5	13,988	4.6	(766)	13,961	4.9
Goodwill	412		584		(172)	440	
Difference between net assets of consolidated subsidiaries and investment cost	12,111		12,749		(638)	12,863	
Others	698		654		44	657	
Investments and other assets	15,174	5.2	17,588	5.7	(2,414)	15,757	5.6
Investment securities	8,785		10,816		(2,031)	9,768	
Others	3,174		3,584		(410)	3,199	
Deferred income taxes	3,973		3,915		58	3,551	
Allowance for doubtful accounts	(759)		(728)		(31)	(761)	
Total fixed assets	133,703	45.9	123,123	40.1	10,580	128,623	45.4
Deferred charges	22	0.0	158	0.1	(136)	21	0.0
Total assets	¥291,086	100.0	¥307,047	100.0	(¥15,961)	¥283,392	100.0

Liabilities and Shareholders' Equity

	December 31 2001		December 31 2000			September 30 2001	
	Amount	%	Amount	%	Amount change	Amount	%
Japanese yen (Millions)							
Current liabilities:							
Notes and accounts payable	¥47,296		¥67,602		(¥20,306)	¥47,913	
Short-term borrowings	59,801		56,496		3,305	57,718	
Current portion of long-term debt	2,774		3,266		(492)	4,484	
Income taxes payable	1,450		6,505		(5,055)	1,695	
Deferred income taxes	636		309		327	189	
Accrued bonus to employees	2,174		1,527		647	3,289	
Other current liabilities	15,016		13,924		1,092	14,450	
Total current liabilities	129,150	44.4	149,632	48.7	(20,482)	129,743	45.8
Non-current liabilities:							
Convertible bonds	24,165		24,324		(159)	24,177	
Long-term debt	6,547		7,348		(801)	3,541	
Deferred income taxes	1,316		4,174		(2,858)	1,310	
Accrued severance and benefit costs	7,668		7,022		646	7,798	
Accrued retirement benefit to directors	1,203		895		308	1,164	
Others	1,201		779		422	1,207	
Total non-current liabilities	42,103	14.4	44,544	14.5	(2,441)	39,200	13.8
Total liabilities	171,254	58.8	194,176	63.2	(22,922)	168,943	59.6
Minority interests	34,107	11.7	34,471	11.2	(364)	34,025	12.0
Shareholders' equity:							
Common stock	26,464	9.1	26,385	8.6	79	26,458	9.3
Additional paid-in capital	26,329	9.0	26,250	8.5	79	26,323	9.3
Land revaluation reserve	(700)	(0.2)	(700)	(0.2)	0	(700)	(0.2)
Retained earnings	36,566	12.6	31,648	10.3	4,918	34,645	12.2
Net unrealized loss on securities	(774)	(0.3)	(791)	(0.2)	17	(896)	(0.3)
Foreign currency translation adjustment	(2,158)	(0.7)	(4,388)	(1.4)	2,230	(5,405)	(1.9)
Treasury stock	(1)	(0.0)	(4)	(0.0)	3	(0)	(0.0)
Total shareholders' equity	85,724	29.5	78,399	25.5	7,325	80,424	28.4
Total liabilities and shareholders' equity	¥291,086	100.0	¥307,047	100.0	(¥15,961)	¥283,392	100.0

Note:	As of December 31, 2001	As of December 31, 2000	As of September 30, 2001
Treasury stock	305 shares	77 shares	47 shares

2) Consolidated Statements of Income

	Japanese yen (Millions)							
	From October 1 to December 31				From April 1 to December 31			
	2001		2000		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥70,705	100.0	¥76,345	100.0	¥205,880	100.0	¥174,525	100.0
Cost of sales	57,454	81.3	62,134	81.4	168,672	81.9	142,329	81.6
Gross profit	13,251	18.7	14,210	18.6	37,207	18.1	32,195	18.4
Selling, general and administrative expenses	8,989	12.7	8,747	11.4	26,754	13.0	19,824	11.3
Selling, general and administrative expenses	8,047		8,019		24,160		18,898	
Amortization of consolidation difference	941		727		2,593		926	
Operating income	4,262	6.0	5,463	7.2	10,453	5.1	12,370	7.1
Other income	2,112	3.0	1,475	1.9	3,389	1.6	2,500	1.4
Interest receipt	102		196		452		563	
Dividend income	12		41		126		90	
Gain on sale of investment securities	-		0		6		45	
Amortization of consolidation difference	61		40		162		89	
Equity in earnings (losses) of affiliates	-		(65)		-		72	
Foreign currency transaction gains, net	1,807		968		1,807		968	
Other	128		294		834		670	
Other expenses	25	0.0	587	0.8	2,451	1.2	1,933	1.1
Interest expenses	311		403		1,062		1,067	
Foreign currency transaction loss	(683)		(455)		-		-	
Equity in loss of affiliates	32		-		189		-	
Other	365		639		1,200		866	
Recurring profit	6,349	9.0	6,351	8.3	11,390	5.6	12,936	7.4
Extraordinary gains (loss)	(8)	(0.0)	(1)	(0.0)	146	0.1	5,483	3.1
Gain on sale of fixed assets	18		12		18		24	
Gain on sale of investment securities	(1)		-		56		2,325	
Equity in earnings (losses) of affiliates	0		-		0		1,115	
Gain on securities transferred to pension trust	-		-		-		1,905	
Other, net	(25)		(14)		70		111	
Extraordinary gains (losses)	2,293	3.3	(569)	(0.8)	4,637	2.2	5,868	3.3
Loss on disposal of property, plant and equipment	130		48		384		209	
Loss on write-down of investment securities	1,667		-		2,583		-	
Amortization of net transition obligation	361		563		1,091		4,026	
Loss on restructuring business	-		-		349		-	
Other	133		(1,181)		227		1,632	
Income before income taxes and minority interests	4,047	5.7	6,920	9.1	6,899	3.4	12,551	7.2
Income taxes (Current)	1,128	1.6	2,864	3.8	2,795	1.4	4,782	2.7
Income taxes (Deferred)	18	0.0	(433)	(0.6)	(592)	(0.3)	(929)	(0.5)
Minority interests in subsidiaries	23	0.0	957	1.3	805	0.4	1,595	0.9
Net income	2,878	4.1	3,531	4.6	3,892	1.9	7,102	4.1

3) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 48

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Number of companies newly consolidated: 3

Nidec-Read Taiwan Corporation, Nidec Precision Philippines Corporation,

Nidec Copal (Zhenjiang) Co.,Ltd.

Number of companies excluded from consolidation: 3

Nidec Precision (Dalian) Limited, Shibaura Seiko Corporation

Nidec Tosok Engineering Corporation

(2) Major non-consolidated subsidiaries:

Globa Service Inc.

Reason excluded from consolidation:

Non-consolidated subsidiaries, which are either small in scale or do not have a significant impact on total assets, net sales, net income or retained earnings (proportional to ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance -Probe Co.,Ltd.

Included in equity-method affiliates: Advance -Probe Co.,Ltd.

Excluded from equity-method affiliates: Koyo Nidec (Dalian) Precision Bearings Co., Ltd.

Despite Nidec's majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company's decision-making process due to the existence of a contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiaries (Globa Service and nine others), that do not have a significant impact on interim consolidated net income and retained earnings and that are immaterial as a whole, are not accounted for by the equity method.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date of Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and two other consolidated subsidiaries is September 30, and the closing date for Nidec Power Motor Corporation is December 20. The third quarter financial statements as of each company's closing date are used for the consolidation. Any significant transactions that occur between the closing dates is adjusted for consolidation.

4. Items regarding accounting standards

(1) Valuation method of major assets

‡ Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value: Stated at fair value based on market price at end of the period (nine months ended December 31, 2001) . (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

‡ Derivatives: Stated at fair value

‡ Inventories

Seventeen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian)Limited: Stated lower of cost or market method with cost determined using the moving average method

Seventeen consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Six consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

‡ Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

‡ Intangible fixed assets

Amortization of intangible fixed assets are computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method on expected useful period (mainly 5 years).

(3) Policy for significant provisions

‡ Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

- ‡ Accrued bonuses for employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.
- ‡ Provision for employees' retirement benefits: Provision for employees' retirement and severance benefits are stated based on the projected benefit obligation and pension assets at the end of the period.
- ‡ Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and certain of its domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the period.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2001, with the resulting difference included in gains or losses. Assets and liabilities of off-shore subsidiaries are also translated at the exchange rate on September 30, 2001, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders' equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

- ‡ Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Nidec Copal Electronics Corporation accounts for interest swaps as hedge, using allowed treatment under certain conditions.
- ‡ Method and object of hedge
  - (a) Method of hedge

    Forward exchange contracts, interest swaps

(b) Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

‡ Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging. Nidec Copal Electronics Corporation utilizes interest swaps of variable rate into fixed rate obligations to reduce the increase of floating interest rates on borrowed money..

‡ Evaluation of effectiveness of hedge accounting: Regarding assets from currency fluctuations, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. Nidec Copal Electronics Corporation verifies the correlation by fluctuation rates between gains and losses on floating interest rates of borrowed money (object of hedge) and gains and losses on floating interest rates of receivables in interest swap transactions (method of hedge) to evaluate the effectiveness of the hedge accounting.

(7) Accounting for consumption taxes:
Computed by the net of tax method.

5. BUSINESS SEGMENT INFORMATION

1) Business Segment Information (For three months)

Japanese yen (Millions)

Three months ended December 31, 2001

	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥42,538	¥8,359	¥7,023	¥12,785	¥70,705	-	¥70,705
Intersegment	26	4	2,042	161	2,234	(¥2,234)	-
Total	42,564	8,364	9,065	12,946	72,940	(2,234)	70,705
Operating expenses	37,958	8,221	9,360	12,282	67,822	(1,379)	66,443
Operating income	¥4,605	¥142	(¥294)	¥664	¥5,117	(¥855)	¥4,262

Japanese yen (Millions)

Three months ended December 31, 2000

	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥35,314	¥8,478	¥14,981	¥17,571	¥76,345	-	¥76,345
Intersegment	70	15	1,170	563	1,821	(¥1,821)	-
Total	35,385	8,494	16,152	18,135	78,167	(1,821)	76,345
Operating expenses	32,167	8,516	15,280	16,192	72,157	(1,275)	70,881
Operating income	¥3,217	(¥22)	¥871	¥1,942	¥6,009	(¥545)	¥5,463

2) Business Segment Information (For nine months)

Japanese yen (Millions)

Nine months ended December 31, 2001

	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥111,143	¥26,668	¥25,856	¥42,211	¥205,880	-	¥205,880
Intersegment	45	35	7,430	454	7,965	(¥7,965)	-
Total	111,189	26,703	33,286	42,665	213,845	(7,965)	205,880
Operating expenses	100,653	26,635	33,242	40,288	200,819	(5,392)	195,426
Operating income	¥10,536	¥68	¥44	¥2,377	¥13,026	(¥2,572)	¥10,453

Japanese yen (Millions)

Nine months ended December 31, 2000

	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥96,533	¥15,653	¥34,357	¥27,980	¥174,525	-	¥174,525
Intersegment	116	26	2,172	683	2,999	(¥2,999)	-
Total	96,650	15,679	36,529	28,664	177,524	(2,999)	174,525
Operating expenses	86,372	16,247	34,350	26,473	163,443	(1,288)	162,154
Operating income	¥10,277	(¥567)	¥2,179	¥2,190	¥14,080	(¥1,710)	¥12,370

	Japanese yen (Millions)						
	Year ended March 31, 2001						
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥130,485	¥24,134	¥50,412	¥44,205	¥249,238	-	¥249,238
Intersegment	3,040	213	4,763	4,440	12,458	(¥12,458)	-
Total	133,525	24,348	55,176	48,646	261,697	(12,458)	249,238
Operating expenses	120,903	25,568	52,280	44,443	243,195	(9,989)	233,205
Operating income	¥12,622	(¥1,219)	¥2,895	¥4,203	¥18,502	(¥2,468)	¥16,033

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adaptors, power transmission equipment

* The business segment classification "Power supplies and machinery" in use until the end of the first half ended September 30, 2001 has been changed to "Machinery and power supplies" as "Machinery" is now the main business of the segment. For convenience, "Machinery and power supplies" has also been used as the classification for the six months ended September 30, 2000 and for the year ended March 31, 2001 when comparisons are made.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)			
	Nine months ended December 31,		Year ended March 31,	
	2001	2000	2001	
Amount of unallocated expenses included in Eliminations/Corporate	¥2,042	¥1,700	¥2,350	Expenses derived from the over-head department of the parent company's administration and accounting divisions

3) Geographic Segment Information

	Japanese yen (Millions)						
	Nine months ended December 31, 2001						
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥130,543	¥7,713	¥63,597	¥4,024	¥205,880	-	¥205,880
Intersegment	53,962	792	78,791	12	133,559	(¥133,559)	-
Total	184,506	8,506	142,389	4,037	339,439	(133,559)	205,880
Operating expenses	178,601	8,838	135,193	3,951	326,584	(131,158)	195,426
Operating income	¥5,904	(¥332)	¥7,196	¥86	¥12,854	(¥2,400)	¥10,453

	Japanese yen (Millions)						
	Nine months ended December 31, 2000						
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥103,097	¥9,222	¥56,660	¥5,543	¥174,525	-	¥174,525
Intersegment	38,394	778	48,229	98	87,502	(¥87,502)	-
Total	141,492	10,001	104,890	5,642	262,027	(87,502)	174,525
Operating expenses	134,655	9,637	97,348	5,478	247,118	(84,963)	162,154
Operating income	¥6,837	¥364	¥7,542	¥164	¥14,909	(¥2,539)	¥12,370

	Japanese yen (Millions)						
	Year ended March 31, 2001						
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:							
Customers	¥153,304	¥12,633	¥76,135	¥7,165	¥249,238	-	¥249,238
Intersegment	54,314	1,245	77,934	286	133,780	(¥133,780)	-
Total	207,618	13,878	154,069	7,451	383,019	(133,780)	249,238
Operating expenses	198,819	13,928	144,471	7,225	364,444	(131,239)	233,205
Operating income	¥8,799	(¥49)	¥9,597	¥226	¥18,574	(¥2,541)	¥16,033

Notes:

1. Regions are based on geographic vicinity.
2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)			
	Nine months ended December 31		Year ended March 31,	
	2001	2000	2001	
Amount of unallocated expenses included in Eliminations/Corporate	¥2,042	¥1,700	¥2,350	Expenses incurred from the over head department of the parent company's administration and accounting divisions

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:

Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

NOTICE TO REVISE CONSOLIDATED AND NON-CONSOLIDATED FINANCIAL FORECASTS FOR FISCAL YEAR ENDING MARCH 31, 2002 (JAPANESE GAAP)

Released on February 6, 2002

Nidec Corporation today announced consolidated and non-consolidated financial forecasts for fiscal year ending March 31, 2002 (Japanese GAAP) which had been revised from the previous forecasts announced on August 23, 2001 as set forth in further detail below.

1. Revised consolidated financial forecast for the fiscal year ending March 31, 2002 (Japanese GAAP) (From April 1, 2001 to March 31, 2002)

(million yen)

	Fiscal year ending March 31, 2002			Fiscal year ended March 31, 2001
	Revised forecast (As of Feb. 6, 2002)	Previous forecast (As of Aug. 23, 2001)	Difference	
Net sales	273,000	270,000	3,000	249,238
Operating income	13,500	12,000	1,500	16,033
Recurring income	13,800	11,000	2,800	18,795
Net income	5,000	2,500	2,500	9,956

2. Revised non-consolidated financial forecast for fiscal year ending March 31, 2002 (Japanese GAAP) (From April 1, 2001 to March 31, 2002)

(million yen)

	Fiscal year ending March 31, 2002			Fiscal year ended March 31, 2001
	Revised forecast (As of Feb. 6, 2002)	Previous forecast* (As of Aug. 23, 2001)	Difference	
Net sales	119,000	95,000	24,000	99,605
Operating income	3,400	1,500	1,900	876
Recurring income	10,000	6,000	4,000	8,336
Net income	7,000	4,000	3,000	5,421

* The previous forecast announced on August 23, 2001 was the same as the forecast announced on May 14, 2001.

- continued on next page -

3. Reasons for revision

1) The overall business environment during the fiscal year ending March 31, 2002 continues to be sluggish. The business conditions within certain markets, however, are changing substantially. While the Japanese yen continues to depreciate against the U.S. dollar, the stock prices of financial institutions have fallen significantly since Nidec announced its interim financial results on November 19, 2001. The demand for system machinery and related parts for manufacturing electronic parts, including semiconductors, still remains weak and there is still no sign of recovery. On the contrary, the demand for motors from non-computer applications was strong and made up for the declining demand from personal computer applications. As a result, the shipment of motors during nine months from April 1, 2001 to December 31, 2001 set a new high and exceeded our expectations. Though it is still difficult to predict if the demand for the motors will continue to increase through the end of the current fiscal year, we expect that the results of the current fiscal year will be better than those of the same period of the previous year. In light of the above-mentioned situation, we have revised both our consolidated and non-consolidated financial forecasts.

2) This forecast includes the amount of the settlement of a dispute with Republic Securities and HSBC USA Inc. regarding "Princeton Notes".

3) The revision of the financial forecasts has been made based on the financial results as of the end of December, 2001 because it is difficult to forecast future stock market movements', which could lead to increased devaluation losses in the event of future decline.

4) The adopted yen/dollar exchange rate for the current fiscal year is ¥120/U.S.$. The foreign exchange rates used for this revision were the rates quoted on December 31, 2001 although the exchange rates to be used to value credits and debts in foreign currencies will be the rates in effect on March 31, 2002. Accordingly, there might be some losses or gains in the final evaluation of investment securities at the end of the fiscal year.

- ### -

Forward Looking Statements

This notice contains forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor, system equipment and other motor, machinery and components industries, projected sales, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the above-mentioned industries; pricing trends and other competitive factors; changes in customer order patterns; success in new product development; business conditions and growth in the above-mentioned industries, personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN

PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563

URL: www.nidec.co.jp/english/index.html

Nidec

For Immediate Release

February 6, 2002

Contact:
Hiroshi Toriba, Senior Director
Telephone: +81-75-316-3644
E-mail: HIROSHI_TORIBA@notes.nidec.co.jp

New York Stock Exchange Symbol: NJ
Stock Exchange Code (Tokyo, Osaka): 6594

Nidec to Establish New Subsidiary in China

Nidec Corporation, the world's leading producer of small precision motors, will establish a wholly-owned Chinese subsidiary: NIDEC (ZHEJIANG) CORPORATION in Pinghu, Zhejiang Province to produce mainly HDD spindle motors.

Nidec Corporation is currently manufacturing HDD spindle motors in Thailand (4 factories), the Philippines (2 factories), and Singapore (1 factory). The new subsidiary in China adds an important production base to Nidec's existing line of HDD spindle motors. It will also augment Nidec's production capacity and support Nidec's efforts to encourage and respond to the fast shift in market demand from ball bearing type motors to fluid dynamic bearing ("FDB") type motors.

Within the Nidec group, NIDEC SHIBAURA CORPORATION and NIDEC COPAL CORPORATION have established subsidiary companies in Zhejiang Pinghu Economic Development Zone, which is also where five of the Nidec group companies are in the process of jointly setting up NIDEC SYSTEM ENGINEERING (ZHEJIANG) CORPORATION as announced at the end of the last year.

In addition to the above, NIDEC-SHINPO CORPORATION and NIDEC POWER MOTOR CORPORATION are working toward subcontracting the production of some of their products to NIDEC SHIBAURA CORPORATION in Pinghu.

Together with the entry of the Nidec group companies through the establishment of NIDEC SYSTEM ENGINEERING (ZHEJIANG) CORPORATION, this new subsidiary will allow Nidec to take full advantage of the resources of the large industrial complex in Zhejiang Pinghu Economic Development Zone. NIDEC plans to respond to the wide range of market demands by establishing the group's core base of technologies, production and sales in China which has become a world center of economic development at the beginning of the 21st century.

- continued on next page -

Proposed outline of the New Company

1. Name of the Company: NIDEC (ZHEJIANG) CORPORATION
2. Line of Business: Production and sales of small precision motors focusing HDD spindle motors and parts processing
3. Authorized Capital: US$20 million
   This capital may be increased in line with any expansion of the factory's production
4. Representative Officer:
   Chairman (Part-time)
   Shigenobu Nagamori, Chairman, President & CEO of NIDEC CORPORATION
   Vice Chairman and President (Full-time)
   Yuzo Suzuki, Senior Managing Director of NIDEC CORPORATION
5. Shareholder: NIDEC CORPORATION 100%
6. Location of the new company: Pinghu, Zhejiang province (in Zhejiang Pinghu Economic Development Zone)
7. Anticipated Date of Establishment: April 1, 2002
8. Anticipated Date of Starting Production: October 1, 2002
9. Land area: 74,567 ‡
10. Building area: Total of 65,000 ‡ to be built over three phases of approximately 20,000 ‡ per phase every six months
11. Total Investment: Initially US$30 million, to be increased to a total of US$200 million
12. Projected Sales Turnover: Fiscal Year 2002, Japanese Yen 5.0 billion

2003,	20.0 billion
2004,	40.0 billion

13. Employment plan: 2,000 employees during the first year of production, which may be increased to around 10,000 employees in line with any production increase.

- ### -

Forward Looking Statements

This notice contains forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor, system equipment and other motor. machinery and components industries, projected sales, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the above-mentioned industries; pricing trends and other competitive factors; changes in customer order patterns; success in new product development; business conditions and growth in the above-mentioned industries, personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN
PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563
URL: www.nidec.co.jp/english/index.html

Nidec

For Immediate Release

February 6, 2002

Contact:

Hiroshi Toriba, Senior Director

Telephone: +81-75-316-3644

E-mail: HIROSHI_TORIBA@notes.nidec.co.jp

New York Stock Exchange Symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Nidec to Merge with a Wholly-Owned Subsidiary in Japan

We are pleased to announce that Nidec's Board of Directors resolved today, on February 6, 2002, to merge with Nidec Electronics Corporation, a wholly-owned subsidiary in Japan. The merger is expected to take effect on April 1, 2002 as set forth in further detail below.

1. Purpose of merger

Nidec Corporation, the world's leading producer of small precision motors, will merge with Nidec Electronics Corporation (hereinafter referred to as Nidec Electronics) on April 1, 2002, a wholly-owned subsidiary, for the purpose of strengthening the competitiveness of its fan motor businesses, enhancing its R&D capabilities and also streamlining management.

Nidec Electronics, as Nidec's wholly-owned subsidiary, has focused on the development, proto type production and mass production of small precision fan motors and mass production of small precision motors for us.

The market for fan motors has been growing significantly due to their use in computer and communication equipment, office automation equipment, home appliances and housing facilities. The market is now expanding to new areas where the demand comes from the game console, automobile, and household appliance industries.

Due to intense competition in world markets for small precision fan motors, Nidec Electronics has been required to be more competitive as to quality, cost and delivery time.

In order to meet these demands and also strengthen Nidec's own R&D structure, Nidec will merge with Nidec Electronics. When the consolidation becomes effective next April, it will contribute to strengthen the competitiveness of the Nidec group companies, R&D capabilities and management efficiency.

- continued on next page -

2. Details of merger

1) Merger schedule

Board of directors approves merger agreement	February 6, 2002
Signing of merger agreement	February 6, 2002
Effective date of the merger	April 1, 2002
Official registration of merger	April 1, 2002

2) Method of merger

Nidec Corporation, as the surviving company, will merge with Nidec Electronics Corporation, which will subsequently be dissolved.

3) Exchange ratio

Due to the fact that Nidec is the sole shareholder in Nidec Electronics, all shares of Nidec Electronics will be cancelled without compensation, and Nidec will not issue new shares of common stock in connection with the merger.

4) Payment

Since Nidec will own all shares of Nidec Electronics on the effective date of the merger, Nidec will not make any payment as a result of the merger.

3. Company overview (As of September 30, 2001, Japanese GAAP, non-consolidated)

1) Trade name	Nidec Corporation (surviving company)	Nidec Electronics Corporation (dissolved company)
2) Principal business	Development, manufacture and sale of small precision motors, small precision fan motors and mid-size motors	Development, manufacture and sale of small precision motors and small precision fan motors
3) Date of incorporation	July 23, 1973	October 1, 1986
4) Principle office	Ukyo-ku, Kyoto, Japan	Chiyomi, Tottori, Japan
5) Representative	Shigenobu Nagamori, President	Seiji Hashimoto, President
6) Paid-in capital	26,458 million yen	480 million yen
7) Outstanding issued share	63.552 thousand shares	9,600 shares
8) Shareholders' equity	80,272 million yen	1,212 million yen
9) Total asset	153,343 million yen	3,952 million yen
10) Fiscal year end	March 31	March 31
11) Number of employees	997	276
12) Major customers	Toshiba, Fujitsu, Hitachi, IBM,	Nidec Corporation

- continued on next page -

	Seagate, Western Digital, Maxtor	
13) Major shareholders	1. Shigenobu Nagamori 8.94% 2. S¥N Kohsan Ltd. 7.32% 3. Dai-Ichi Life Insurance Company 5.05% 4. The Bank of Tokyo-Mitsubishi, Ltd. 4.91%	1. Nidec Corporation 100.00%
14) Major banks	1. The Bank of Tokyo-Mitsubishi, Ltd. 2. The Bank of Kyoto, Ltd. 3. UFJ Bank Limited 4. The Sumitomo Trust & Banking Co., Ltd.	1. The Tottori Bank, Ltd. 2. The San-in Godo Bank, Ltd. 3. The Chugoku Bank, Ltd.

15) Non-consolidated financial results during last three years (Japanese GAAP)

	Nidec Corporation (surviving company)			Nidec Electronics Corporation (dissolved company)		
Fiscal year ended March, 31	1999	2000	2001	1999	2000	2001
Net sales (million yen)	106,053	98,117	99,605	7,482	4,774	7,053
Recurring income (million yen)	11,278	7,087	8,336	147	212	331
Net income (million yen)	6,393	5,178	5,421	147	74	-0
Net income per share (yen)	206.20	163.71	89.12	15,374.03	7,724.33	-47.71
Dividend per share (yen)	30.00	30.00	20.00	0.00	0.00	0.00
Shareholders' equity per share (yen)	2,149	2,354	1,242	50,348	74,648	120,583

Note: Per share data of Nidec Corporation does not retroactively reflect the effect of the two-for-one stock split that was carried out on May 19, 2000.

4. Outline of new merged company

1) Trade mark Nidec Corporation

2) Principle business Development, manufacture and sale of small precision motors, small precision fan motors and mid-size motors

3) Principle office 10 Tsutsumisoto-cho Nishikyogoku, Ukyo-ku, Kyoto

4) Representative Shigenobu Nagamori, President

5) Paid-in capital 26,464 million yen (Paid-in capital will not change in connection with the merger)

6) Total asset 163,697 million yen (Total assets will increased 3,373 million yen due to the merger)

7) Fiscal year end March 31

8) Merger influence on Nidec's profits and assets

Since Nidec Electronics is a wholly-owned subsidiary, influence of the merger on Nidec's profits and assets will be ineligible.

- continued on next page -

Forward Looking Statements

This notice contains forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor, system equipment and other motor, machinery and components industries, projected sales, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the above-mentioned industries; pricing trends and other competitive factors; changes in customer order patterns; success in new product development; business conditions and growth in the above-mentioned industries, personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

- ### -

NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN

PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563

URL: www.nidec.co.jp/english/index.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

NIDEC CORPORATION

Date: February 6 , 2002

By: ____________________

Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning